Jasper Therapeutics, Inc.
2200 Bridge Pkwy, Suite # 102

Redwood City, CA 94065

May 3, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-0406

Attention: Jason Drory

Re:	Jasper Therapeutics, Inc.
Registration Statement on Form S-3
Filed April 28, 2023
File No. 333-271500

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jasper Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-271500) of the Company, filed with the Securities and Exchange Commission on April 28, 2023 (the “Registration Statement”), be accelerated so that the Registration Statement shall become effective at 4:30 p.m., Eastern Time, on May 5, 2023 or as soon as possible thereafter.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Samantha H. Eldredge of Paul Hastings LLP, by telephone at (650) 320-1838 or by email at samanthaeldredge@paulhastings.com. The Company hereby authorizes Ms. Eldredge to orally modify or withdraw this request for acceleration.

Sincerely,

JASPER THERAPEUTICS, INC.

By:	/s/ Jeet Mahal
Jeet Mahal
Chief Operating Officer and Chief Financial Officer

cc: Samantha H. Eldredge, Esq. (Paul Hastings LLP)